ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 25, 2017

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Attention: Mr. Keith Gregory

Re:	Prior Related Performance to accompany Post-Effective Amendment No. 105 of Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)

Dear Mr. Gregory:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) in regards to the Trust’s Post-Effective Amendment No. 105 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on April 20, 2017, in connection with the registration of Class P and Institutional Class shares of AllianzGI Real Estate Debt Fund (the “Fund”), a new series of the Trust. To assist your review of the 485(a) Amendment, a draft of the Prior Related Performance Information for inclusion in the Prospectus for the Fund has been attached hereto as Exhibit A.

Please do not hesitate to call me (at 617-951-7831) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Robert M. Schmidt

Robert M. Schmidt, Esq.

cc:	Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Elizabeth A. Martin, Esq.

Exhibit A

Prior Related Performance Example for AllianzGI Real Estate Debt Fund

The Fund was recently organized and has little or no performance history of its own. The following table sets forth historical performance information for all actual discretionary institutional accounts managed by AllianzGI U.S., its predecessor advisers and affiliates that have substantially similar investment objectives, policies, strategies, risks and investment restrictions as the Fund.

The data for the Composite (defined as an “aggregation of one or more portfolios managed according to a substantially similar investment mandate, objective or strategy”) is provided to illustrate the past performance of AllianzGI U.S. and its predecessor advisers and affiliates in managing substantially similar accounts as measured against specified market indices and does not represent the performance of the Fund. The accounts in the Composite are separate and distinct from the Fund; their performance is not intended as a substitute for the Fund’s performance and should not be considered a prediction of the future performance of a Fund or of AllianzGI U.S. AllianzGI U.S. claims compliance with the Global Investment Performance Standards (“GIPS®”). For GIPS purposes, AllianzGI U.S. is defined and held out to the public as the investment management and advisory services provided by AllianzGI U.S.; excluding (1) administrative and/or sub adviser oversight services, and (2) separately managed account (wrap) services. AllianzGI U.S.’s list of composite descriptions, as well as information regarding its policies for valuing portfolios, calculating performance, and preparing compliant presentations, are available upon request.

The Composite’s performance data shown below was calculated in accordance with recognized industry standards, consistently applied to all time periods. All returns presented were calculated on a total return basis and include all dividends and interest, accrued income and realized and unrealized gains and losses. All returns reflect the deduction of brokerage commissions and execution costs paid by the discretionary institutional accounts, without provision for federal or state income taxes. “Net of Fees” figures also reflect the deduction of investment advisory fees and for certain discretionary institutional accounts managed outside of the United States, may also reflect the deduction of other fees, including, without limitation, custodial fees. The Composite includes all actual discretionary institutional accounts managed by AllianzGI U.S., its predecessor advisers and affiliates for at least one full month that have investment objectives, policies, strategies and risks substantially similar to those of the Fund. The Composite may include both tax-exempt and taxable accounts and all reinvestment of earnings. The Composite performance information is calculated on the basis of the returns of underlying accounts expressed in U.S. dollars; to the extent that accounts underlying the Composite are denominated in currencies other than U.S. dollars, the returns of those accounts have been converted to U.S. dollars as of each reference date, prior to factoring those accounts into the Composite performance.

Securities transactions are accounted for on trade date and accrual accounting is utilized. Cash and equivalents are included in performance returns. Monthly returns of the Composite combine the individual accounts’ returns (calculated on a time-weighted rate of return basis that is revalued daily) by asset-weighting each account’s asset value as of the beginning of the month. Annual returns are calculated by geometrically linking (i.e., calculating the product of) the monthly returns. Investors should be aware that the performance information shown below was calculated differently than the methodology mandated by the SEC for registered investment companies.

The discretionary institutional accounts that are included in the Composite may be subject to lower expenses than the Fund and are not subject to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the Investment Company Act of 1940 or

Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Consequently, the performance results for the Composite may have been less favorable had they been subject to the same expenses as the Fund or had they been regulated as investment companies under the federal securities laws.

The results presented below may not necessarily equate with the return experienced by any particular investor as a result of the timing of investments and redemptions. In addition, the effect of taxes on any investor will depend on such person’s tax status, and the results have not been reduced to reflect any income tax that may have been payable.

The table below shows the annual total returns for the Composite, and a broad-based securities market index for periods ended December 31.

Year	Real Estate Fixed Income Composite (Net of Fees)	Real Estate Fixed Income Composite (Gross of Fees)	BofA Merrill Lynch US Treasury Bills 0-3 Month Index	70% BofAML Merrill Lynch US Fixed Rate CMBS 0-3 Year Index / 30% Bloomberg Barclays Pan European FRN ABS Index
Since Inception(1)	2.47%	2.97%	0.09%	2.33%
3-Year	2.22%	2.72%	0.10%	2.03%
2016	1.23%	1.73%	0.25%	2.51%
2015	1.74%	2.24%	0.02%	0.86%
2014	3.71%	4.21%	0.03%	2.72%

(1)	Inception date September 1, 2013. Return annualized from 9/1/2013 to 12/31/2016.

The BofA Merrill Lynch US Treasury Bill 0-3 Month Index tracks the performance of US dollar denominated US Treasury Bills publicly issued in the US domestic market with a remaining term to final maturity less than 3 months.

The BofA Merrill Lynch US Fixed Rate CMBS 0-3 Year Index tracks the performance of US dollar denominated investment grade fixed rate commercial mortgage backed securities publicly issued in the US domestic market with an average life less than 3 years.

The Bloomberg Barclays Pan European FRN ABS Index tracks the performance of European floating-rate ABS securities.